Exhibit 99.(a)(4)

December 2, 2008

Subject: Stock Option Purchase Offer

Dear Healthways Colleague:

This email is to notify you that Healthways, Inc. (the “Company”) is conducting a stock option purchase program. This is a voluntary program for all eligible colleagues who have outstanding options to purchase shares of common stock of the Company that were granted between September 1, 2004 and August 15, 2008 under our 1996 Stock Incentive Plan, as amended, 2001 Amended and Restated Sock Option Plan, or 2007 Stock Incentive Plan (“eligible options”). Eligible colleagues are only those employees of the Company or one of its subsidiaries, other than our Chief Executive Officer, as of December 2, 2008 who continue to be employees through the expiration date of the Offer on December 30, 2008, or a later date if the Offer is extended. You may elect to sell all of your eligible options to the Company for a cash payment in the range of $0.29 to $2.10 per share underlying each eligible option that will be paid as soon as practicable following the expiration date of this offer. This offer is open until Tuesday, December 30, 2008 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the documents attached hereto.

The offering materials describing in detail the offer to purchase your eligible options and the Letter of Transmittal needed to accept this offer are attached to this email and will also be mailed to your home mailing address along with a statement of information about your outstanding options.

To review the offering documents to learn more fully about this offer, and to access the Letter of Transmittal form necessary to accept and complete this offer, please refer to the documents attached hereto and mailed to your home. We may provide you with additional information via email during the term of this offer.

Again, a summary of your existing options will be mailed to your home with the aforementioned documents. If you have questions you may contact Betty Ann Lay by phone at (615) 614-4115 or by email at benefitscommunications@healthways.com.